Exhibit 99.1

FOURTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fourth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of June 5, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, and as further amendment as of May 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE , in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Section 2.1.0(a). Section 2.1.0(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest.”

2. Amendment to Section 2.1.3(a). Section 2.1.3(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) Reserved.”

3. Amendment to Section 2.1.3(b). Section 2.1.3(b) of the Agreement shall be amended in its entirety to read as follows:

“(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, (c) a good faith calculation of Parent’s estimate of the Parent Adjusted Cash Amount, and (d) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness, Closing Cash, and Parent Adjusted Cash Amount, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company.”

4. Amendment to Section 5.14.2. Section 5.14.2 of the Agreement shall be amended in its entirety to read as follows:

“5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient. Notwithstanding anything to the contrary contained herein, unless Parent has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets, or unless otherwise determined by the board of directors of Parent, Parent shall, beginning on the one-year anniversary of the Closing Date, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.”

5. Amendment to Section 6.2.7. Section 6.2.7 of the Agreement shall be amended in its entirety to read as follows:

“At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts).”

6. Amendment to Section 6.2.8. Section 6.2.8 of the Agreement shall be amended in its entirety to read as follows:

“6.2.8 The (i) directors of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal, who shall remain in a part-time position with Parent), (iii) officers of the Company immediately prior to the Effective Time shall have been appointed as officers of the Parent as of the Effective Time, and (iv) Parent shall have convened the Parent Shareholder Meeting and shall have elected the Company Board members as members of the board of directors of Parent, effective as of the Effective Time”

7. Amendment to Section 8.10. Section 8.10 of Agreement shall be amended to include the following definitions in alphabetical order:

“Basic Ratio Share Split” means the initial target post-Closing fully diluted Parent share split of 85% for shareholders of the Company and 15% for shareholders of Parent, subject to the adjustments as set forth herein.

“Company Adjusted Percentage” means the result, expressed as a percentage, of (a) 100% minus (b) the Parent Adjusted Percentage;

“Combined Company Valuation” means the quotient obtained by dividing (a) the Parent Valuation by (b) 0.15, which such valuation reflects the Basic Ratio Share Split;

“Fully Diluted Parent Common Stock” means, as of any specified date, the total number of shares of Parent Common Stock outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire shares of Parent Common Stock (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Fully Diluted Shares" means, as of any specified date, the total number of Shares outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire Shares (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Merger Shares” means the total number of Parent Common Stock to be issued by Parent to Company shareholders in connection with the Merger, calculated as the result of (a) (x) the Fully Diluted Parent Common Stock as of immediately prior to the Closing divided by (y) the Parent Adjusted Percentage, multiplied by (b) the Company Adjusted Percentage, multiplied by (c) the Parent Shareholder Percentage;

“Outstanding Shares” means, as of immediately prior to the Effective Time, the total number of Shares issued and outstanding;

“Parent Adjusted Cash Amount” means the result of (a) Closing Cash minus (b) $600,000 minus (c) the amount of any distributions or Closing Indebtedness; provided that if the Parent Adjusted Cash Amount is equal to or greater than $0, that amount shall be referred to herein as the “Parent Excess Cash Amount” and if the Parent Adjusted Cash Amount is less than $0, the absolute value of that amount shall be referred to herein as the “Parent Deficit Cash Amount”;

“Parent Adjusted Percentage” means the result of (a) 15% (which reflects the Basic Ratio Share Split) plus (b) the Parent Cash Percentage, as applicable, or minus (c) the Parent Deficit Percentage, as applicable;

“Parent Cash Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Excess Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Deficit Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Deficit Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Shareholder Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Outstanding Shares by (b) the Fully Diluted Shares.

“Parent Valuation” means the product of (a) the closing price per share of the Parent Common Stock on the principal market or exchange on which the Parent Common Stock is traded on the trading date immediately preceding the Closing Date multiplied by (b) the Fully Diluted Parent Common Stock outstanding as of immediately prior to the Closing;

8. Amendment to Section 8.10.32. Section 8.10.32 of the Agreement shall be amended in its entirety to read as follows:

“8.10.32  “Exchange Ratio” means a number calculated by dividing (a) the Merger Shares by (b) the Outstanding Shares. The Exchange Ratio represents the number of Merger Shares to be issued in exchange for each Share. For illustration purposes only, an example of the calculation of the Exchange Ratio is set forth on Exhibit C attached hereto. The example set forth on Exhibit C is provided solely for illustrative purposes and does not represent the actual number of Merger Shares to be issued, which will be determined in accordance with the terms of the Agreement.”

9. Amendment to Exhibit C. Exhibit C of the Agreement shall be deleted in its entirety and replaced with Exhibit A attached hereto.

10. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

11. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

12. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

13. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

14. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

NLS PHARMACEUTICS (ISRAEL) LTD.

By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director

KADIMASTEM LTD.

By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer

By:	/s/ Uri Ben Or
Name:	Uri Ben Or
Title:	Chief Financial Officer

Exhibit A

Exhibit C to Merger Agreement – Exchange Ratio Illustrative Calculation